Exhibit 99.1

Seanergy Maritime Issues Statement on Court’s Dismissal of Economou’s Litigation

October 29, 2024 - Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) today issued the following statement regarding the decision by the High Court of the Republic of the Marshall Islands dismissing the litigation brought by Economou through his entity Sphinx Investment Corp., and with it Sphinx’s motion for a temporary restraining order which sought to delay the Company’s 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”).

The Company issued the following statement:

The Seanergy Board of Directors is pleased that the Court has dismissed the litigation that Economou brought against Seanergy and its Board members. We are moving forward with our regularly scheduled 2024 Annual Meeting.

The Company and our shareholders are benefitting from the strategic actions that the Board and management team are taking, and they are poised to continue to do so through the cycle and beyond.

Our Board strongly recommends that shareholders vote on the WHITE proxy card “FOR” Seanergy’s nominees and “AGAINST” Economou’s proposals.

Seanergy’s 2024 Annual Meeting remains scheduled for November 4, 2024. Shareholders of record as of the close of business on September 19, 2024, are entitled to vote. Additional information and resources for shareholders regarding Seanergy’s value creation strategy and how to vote at the 2024 Annual Meeting are available at www.VoteSeanergy.com.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, at

U.S. & Canada Toll-Free: +1-800-322-2885

Greece Toll-Free: +1-800-000-0260

Elsewhere Call Collect (Toll): +1-212-929-5500
Or
Email: Seanergy@MacKenziePartners.com

You may receive solicitation materials from Economou. The Board unanimously recommends shareholders disregard and do not return any proxy materials from Economou.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 19 vessels (1 Newcastlemax and 18 Capesize) with an average age of approximately 13.5 years and an aggregate cargo carrying capacity of approximately 3,417,608 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to upcoming annual meeting, the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investors
Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: +1 212-661-7566
Email: seanergy@capitallink.com

Media
Joele Frank, Wilkinson Brimmer Katcher
Aaron Palash / Maggie Carangelo / Spencer Hoffman
Tel: +1 212-355-4449
Email: Seanergy-Media@joelefrank.com